UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231101

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM POF IV AIF GAP Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
7,712,948 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D (as defined herein). As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2016.

1	NAMES OF REPORTING PERSONS
OCM PF/FF Radio Holdings, PT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,848,629 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
4,848,629 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,848,629 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
OCM/GAP Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
7,712,948 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as general partner of GAP Holdings.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
OCM Principal Opportunities Fund IV AIF (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,712,948 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
7,712,948 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,712,948 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as sole shareholder of OCM/GAP.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree Fund AIF Series, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,848,629 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
4,848,629 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,848,629 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as general partner of Radio Holdings and general partner of Principal Opportunities.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP AIF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,557 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,557 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,557 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as general partner of Series AIF.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,577 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as managing member of Fund GP AIF LLC.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree AIF Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,577 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as general partner of GP III.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree AIF Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,577 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Solely in its capacity as general partner of AIF Investments.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,577 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as sole voting shareholder of AIF Holdings.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,561,577 (1)(2)
	8	SHARED VOTING POWER
0 (1)(2)
	9	SOLE DISPOSITIVE POWER
12,561,577 (1)(2)
	10	SHARED DISPOSITIVE POWER
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,561,577 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as general partner of Capital Group LP.

(2)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(3)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
FiveWire Media Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
574,980 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
574,980 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,980 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Steven Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,685,677 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
2,685,677 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,685,677 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Stuart Rosenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,080,479 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
1,080,479 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Alex Berkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
209,539 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
209,539 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
209,539 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of

Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Dhruv Prasad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
599,343 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
599,343 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
599,343 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Scott Schatz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
273,546 (1)
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
273,546 (1)
	10	SHARED DISPOSITIVE POWER
0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
273,546 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See discussion in Items 4 through 6 of the Original Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

1	NAMES OF REPORTING PERSONS
Bill Wilson (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
692,237
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
692,237
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
692,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Mr. Wilson was erroneously omitted from the Original Schedule 13D. Mr. Wilson is party to the Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC, filed as Exhibit 99.5 to the Original Schedule 13D.

(2)	This calculation is based on 9,946,354 shares of Class A Common Stock of the Issuer outstanding as of February 25, 2016, as described in the Annual Report on Form 10-K of the Issuer, filed with the Commission on February 26, 2016.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014 (the “Original Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”). The Original Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (c) and (f)

This Schedule 13D is being filed by:

1.	OCM POF IV AIF GAP Holdings, L.P., a Delaware limited partnership (“GAP Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;

2.	OCM PF/FF Radio Holdings, PT, L.P., a Delaware limited partnership (“Radio Holdings”), whose principal business is to acquire, hold and dispose of shares of ownership interests in the Issuer;

3.	OCM/GAP Holdings IV, LLC, a Delaware limited liability company (“OCM/GAP”), whose principal business is to serve as, and perform the functions of, the general partner of GAP Holdings and to hold limited partnership interests in GAP Holdings;

4.	OCM Principal Opportunities Fund IV AIF (Delaware), L.P., a Delaware limited partnership (“Principal Opportunities”) and the sole shareholder of OCM/GAP, whose principal business is to generally invest in securities and obligations of other entities;

5.	Oaktree Fund AIF Series, L.P., a Delaware limited partnership (“Series AIF”), whose principal business is to serve as, and perform the functions of, a general partner of alternative investment funds or other investment vehicles and to acquire, hold and dispose of securities;

6.	Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Fund GP AIF LLC”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds;

7.	Oaktree Fund GP III, L.P., a Delaware limited partnership (“GP III”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

8.	Oaktree AIF Investments, L.P., a Delaware limited partnership (“AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of GP III;

9.	Oaktree AIF Holdings, Inc., a Delaware corporation (“AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of AIF Investments and to hold limited partnership interests in AIF Investments;

10.	Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“Capital Group LP”), whose principal business is to act as a holding company of economic interests in various companies;

11.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH” and collectively with the entities described in the forgoing clauses (1) through (10), the “Oaktree Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of Capital Group LP and the manager of Oaktree Capital Group, LLC;

12.	FiveWire Media Ventures LLC, a Delaware limited liability company (“FiveWire”), whose principal business is to hold shares of Class A Common Stock of the Issuer;

13.	Steven Price, a United States citizen and the managing member of FiveWire

14.	Stuart Rosenstein, a United States citizen and a member of FiveWire;

15.	Alex Berkett, a United States citizen and a member of FiveWire;

16.	Dhruv Prasad, a United States citizen and a member of FiveWire;

17.	Scott Schatz, a United States citizen and a member of FiveWire (collectively with the persons described in the foregoing clauses (13) through (16), the “FiveWire Members”); and

18.	Bill Wilson, a United States citizen and Executive Vice President of the Issuer (“Mr. Wilson” and, collectively with the entities described in the forgoing clauses (1) through (17), the “Reporting Persons”).

The attached Annex A, which sets forth a listing of the directors, executive officers, members and general partners, as applicable, of each Oaktree Reporting Person (collectively, the “Oaktree Covered Persons”), is incorporated by reference. Except as set forth in Annex A, each of the Oaktree Covered Persons that is a natural person is a United States citizen.

The attached Annex B, which sets forth a listing of the executive officers and members, as applicable, of FiveWire (collectively, the “FiveWire Covered Persons”). Except as set forth on Annex B, each of the FiveWire Covered Persons that is a natural person is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of March 18, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b)

The principal business address of each of the Oaktree Reporting Persons and each Oaktree Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The principal business address of FiveWire, the FiveWire Members and Mr. Wilson is c/o Townsquare Media, Inc., 240 Greenwich Avenue, Greenwich, Connecticut 06830.

(d), (e)

During the last five years, none of the Oaktree Reporting Persons or, to the best of Oaktree’s knowledge, the Oaktree Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

During the last five years, none of the FiveWire Members or, to the best of FiveWire’s knowledge, the FiveWire Covered Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

During the last five years, Mr. Wilson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

A significant portion of the shares of Class A Common Stock owned by the Reporting Persons were acquired prior to the initial public offering of the Issuer. Subsequent to the initial public offering of the Issuer, Radio Holdings acquired additional shares of Class A Common Stock of the Issuer funded through working capital and Mr. Price, Mr. Rosenstein and Mr. Wilson acquired additional shares of Class A Common Stock of the Issuer funded through personal funds.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended as follows, by adding the following to the end of Item 4:

Mr. Wilson intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, price levels of shares of the Class A Common Stock, other investment opportunities available to Mr. Wilson, market conditions and general economic and industry conditions, Mr. Wilson may take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of the Class A Common Stock or other financial instruments related to the Issuer or selling some or all of his beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Throughout this Schedule 13D, shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the date of this Schedule. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

Each holder of Class B Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. In connection with the transfer of shares of Class B Common Stock, unless the transferee is an affiliate or related party of GAP Holdings, Radio Holdings or FiveWire, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock.  Holders of Class A Common Stock are entitled to one vote per share on matters to be voted upon by shareholders, holders of Class B Common Stock of the Issuer are entitled to ten votes per share on matters to be voted upon by shareholders and holders of

Class C Common Stock of the Issuer are not entitled to vote on matters to be voted upon by the shareholders generally.

As of March 18, 2016, Radio Holdings directly holds 1,595,224 shares of Class A Common Stock, 638,251 shares of Class B Common Stock of the Issuer and warrants to purchase 2,615,154 shares of Class A Common Stock, which warrants are immediately exercisable.

As of March 18, 2016, GAP Holdings directly holds 1,513,122 shares of Class B Common Stock of the Issuer and warrants to purchase 6,199,826 shares of Class A Common Stock, which warrants are immediately exercisable.

OCM/GAP, in its capacity as the general partner of GAP Holdings, has the ability to direct the management of GAP Holdings’ business, including the power to direct the decisions of GAP Holdings regarding the vote and disposition of securities held by GAP Holdings; therefore, OCM/GAP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings.

Principal Opportunities, in its capacity as the sole shareholder of OCM/GAP, has the ability to direct the management of OCM/GAP’s business, including the power to direct the decisions of OCM/GAP regarding the vote and disposition of securities held by OCM/GAP; therefore, Principal Opportunities may be deemed to have indirect beneficial ownership of the Issuer’s Class A Common Stock held by GAP Holdings.

Series AIF, in its capacity as a general partner of Radio Holdings, has the ability to direct the management of Radio Holdings’ business, including the power to direct the decisions of Radio Holdings regarding the vote and disposition of the securities held by Radio Holdings, and in its capacity as general partner of Principal Opportunities, has the ability to direct the management of Principal Opportunities’ business, including the power to direct the decisions of Principal Opportunities regarding the vote and disposition of securities held by Principal Opportunities; therefore, Series AIF may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by Radio Holdings and GAP Holdings.

Fund GP AIF LLC, in its capacity as general partner of Series AIF, has the ability to direct the management of Series AIF’s businesses, including the power to direct the decisions of Series AIF regarding the vote and disposition of the securities held by Series AIF; therefore, Fund GP AIF LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

GP III, in its capacity as the managing member of Fund GP AIF LLC, has the ability to direct the management of Fund GP AIF LLC’s business, including the power to direct the decisions of Fund GP AIF LLC regarding the vote and disposition of the securities held by Fund GP AIF LLC; therefore, GP III may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

AIF Investments, in its capacity as general partner of GP III, has the ability to direct the management of GP III’s business, including the power to direct the decisions of GP III regarding the vote and disposition of the securities held by GP III; therefore, AIF Investments may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

AIF Holdings, in its capacity as general partner of AIF Investments, has the ability to direct the management of AIF Investment’s business, including the power to direct the decisions of AIF Investments regarding the vote and disposition of the securities held by AIF Investments; therefore, AIF Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

Capital Group LP, in its capacity as the sole voting shareholder of AIF Holdings, has the ability to direct the management of AIF Holding’s business, including the power to direct the decisions of AIF Holdings regarding the vote and disposition of the securities held by AIF Holdings; therefore, Capital Group LP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

OCGH, in its capacity as general partner of Capital Group LP, has the ability to direct the management of Capital Group LP’s business, including the power to direct the decisions of Capital Group LP regarding the vote and disposition of the securities held by Capital Group LP; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Class A Common Stock held by GAP Holdings and Radio Holdings.

As of March 18, 2016, FiveWire directly holds 574,980 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.

As of March 18, 2016, Steven Price directly holds 60,737 shares of the Issuer’s Class A Common Stock. Mr. Price holds 1,924,019 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Price directly holds 125,941 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Price is the managing member of FiveWire, and as a result may be deemed to have beneficial ownership of the shares held by it.

As of March 18, 2016, Stuart Rosenstein directly holds 5,500 shares of the Issuer’s Class A Common Stock. Mr. Rosenstein holds 1,012,009 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Rosenstein directly holds 62,970 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Rosenstein is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

As of March 18, 2016, Alex Berkett holds 166,201 options to purchase an equal number of shares of the Issuer’s Class B Common Stock exercisable within 60 days of the date of this Schedule 13D. Mr. Berkett directly holds 43,338 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Berkett is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

As of March 18, 2016, Dhruv Prasad holds 556,005 options to purchase an equal number of shares of the Issuer’s Class B Common Stock exercisable within 60 days of the date of this Schedule 13D. Mr. Prasad directly holds 43,338 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Prasad is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

As of March 18, 2016, Scott Schatz holds 253,002 options to purchase an equal number of shares of the Issuer’s Class B Common Stock exercisable within 60 days of the date of this Schedule 13D. Mr. Schatz directly holds 20,544 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Schatz is a member of FiveWire and accordingly may be deemed to share in the voting and dispositive power of the shares owned by such entity.

As of March 18, 2016, Bill Wilson holds 136,232 shares of the Issuer’s Class A Common Stock. Mr. Wilson holds 556,005 options to purchase an equal number of shares of the Issuer’s Class A Common Stock that are exercisable within 60 days of the date of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than with respect to direct holdings of Class A Common Stock, that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Exchange Act by each Reporting Person, other than with respect to direct holdings of Class A Common Stock.

To the knowledge of the Oaktree Reporting Persons, none of the Oaktree Covered Persons directly owns any shares of Class A Common Stock; provided, however, that because of each Oaktree Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of an Oaktree Reporting Person, an Oaktree Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Oaktree Reporting Person. Except to the extent of their pecuniary interest, each of the Oaktree Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such Oaktree Covered Person is the beneficial owner of any securities covered by this statement. The Oaktree Reporting Persons are responsible for the completeness and accuracy of the information concerning the Oaktree Reporting Persons contained herein.

To the knowledge of the FiveWire Reporting Persons, none of the FiveWire Covered Persons directly or beneficially owns any shares of Class A Common Stock, except as set forth in this Item 5. Except to the extent of their pecuniary interest, each of the FiveWire Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein pursuant to Rule 13d-4 of the Exchange Act and the filing of this Schedule 13D shall not be construed as an admission that any such FiveWire Covered Person is the beneficial owner of any securities covered by this statement. The FiveWire Reporting Persons are responsible for the completeness and accuracy of the information concerning the FiveWire Reporting Persons contained herein.

(c)

The following are the only transactions in shares of Class A Common Stock, or shares convertible into Class A Common Stock, effected in the past 60 days by the Reporting Persons. Except as set forth below, within the last 60 days, no reportable transactions were effected in shares of Class A Common Stock, or shares convertible into Class A Common Stock, by any Reporting Person.

On January 26, 2016, Steven Price received 250,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable (i) with respect to fifty percent of the shares of Class B Common Stock underlying the options on the third anniversary of the date of the grant and (ii) with respect to the remaining fifty percent of the shares of Class B Common Stock underlying the options upon the fourth anniversary of the grant date.

On January 26, 2016, Stuart Rosenstein received 175,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable (i) with respect to fifty percent of the shares of Class B Common Stock underlying the options on the third anniversary of the date of the grant and (ii) with respect to the remaining fifty percent of the shares of Class B Common Stock underlying the options upon the fourth anniversary of the grant date.

On January 26, 2016, Dhruv Prasad received 100,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable (i) with respect to fifty percent of the shares of Class B Common Stock underlying the options on the third anniversary of the date of the grant and (ii) with respect to the remaining fifty percent of the shares of Class B Common Stock underlying the options upon the fourth anniversary of the grant date.

On January 26, 2016, Scott Schatz received 75,000 options to purchase an equal number of shares of the Issuer’s Class B Common Stock in a grant from the Issuer. The options vest and become exercisable (i) with respect to fifty percent of the shares of Class B Common Stock underlying the options on the third anniversary of the date of the grant and (ii) with respect to the remaining fifty percent of the shares of Class B Common Stock underlying the options upon the fourth anniversary of the grant date.

On January 26, 2016, Bill Wilson received 100,000 options to purchase an equal number of shares of the Issuer’s Class A Common Stock in a grant from the Issuer. The options vest and become exercisable (i) with respect to fifty percent of the shares of Class A Common Stock underlying the options on the third anniversary of the date of the grant and (ii) with respect to the remaining fifty percent of the shares of Class A Common Stock underlying the options upon the fourth anniversary of the grant date.

On March 8, 2016, GAP Holdings acquired 73,849 warrants to purchase an equal number of shares of the Issuer’s Class A Common Stock for $7.50 per warrant in a privately negotiated transaction.

On March 8, 2016, Radio Holdings acquired 31,151 warrants to purchase an equal number of shares of the Issuer’s Class A Common Stock for $7.50 per warrant in a privately negotiated transaction.

On March 11, 2016, GAP Holdings acquired 73,490 warrants to purchase an equal number of shares of the Issuer’s Class A Common Stock for $7.75 per warrant in a privately negotiated transaction.

On March 11, 2016, Radio Holdings acquired 30,999 warrants to purchase an equal number of shares of the Issuer’s Class A Common Stock for $7.75 per warrant in a privately negotiated transaction.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.

(e)

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 18, 2016, by and among OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., OCM/GAP Holdings IV, LLC, OCM Principal Opportunities Fund IV AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P., Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P., Oaktree AIF Holdings, Inc., Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, FiveWire Media Ventures LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad, Scott Schatz and Bill Wilson.

99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.

99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.

99.5*	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.

*	Previously filed as an exhibit to the Schedule 13D filed with the Commission on August 8, 2014 and incorporated herein by reference.

†	Previously filed as an exhibit to the Current Report on Form 8-K of the Issuer, filed with the Commission on July 31, 2014 and incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2016

OCM POF IV AIF GAP HOLDINGS, L.P.

By: OCM/GAP Holdings IV, LLC
Its: General Partner

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OCM PF/FF RADIO HOLDINGS PT, L.P.

By: Oaktree Fund AIF Series, L.P. – Series D and Oaktree Fund AIF Series, L.P. – Series I
Its: General Partner

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OCM/GAP HOLDINGS IV, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV AIF (DELAWARE), L.P.

By: Oaktree Fund AIF Series, L.P. - Series B
Its: General Partner

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE FUND AIF SERIES, L.P. -
SERIES I, SERIES D AND SERIES B

By: Oaktree Fund GP AIF, LLC
Its: General Partner

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE FUND GP AIF, LLC

By: Oaktree Fund GP III, L.P.
Its: Managing Member

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE FUND GP III, L.P

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By: Oaktree AIF Holdings, Inc.

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Authorized Signatory

FIVEWIRE MEDIA VENTURES LLC

By:	/s/Steven Price
Name: Steven Price
Title: President

By:	/s/Steven Price
Name: Steven Price

By:	/s/ Stuart Rosenstein
Name: Stuart Rosenstein

By:	/s/ Alex Berkett
Name: Alex Berkett

By:	/s/ Dhruv Prasad
Name: Dhruv Prasad

By:	/s/ Scott Schatz
Name: Scott Schatz

By:	/s/ Bill Wilson
Name: Bill Wilson

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 18, 2016, by and among OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., OCM/GAP Holdings IV, LLC, OCM Principal Opportunities Fund IV AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P., Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P., Oaktree AIF Holdings, Inc., Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, FiveWire Media Ventures LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad, Scott Schatz and Bill Wilson.

99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.

99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.

99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.

99.5*	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.

*	Previously filed as an exhibit to the Schedule 13D filed with the Commission on August 8, 2014 and incorporated herein by reference.

†	Previously filed as an exhibit to the Current Report on Form 8-K of the Issuer filed with the Commission on July 31, 2014 and incorporated herein by reference.

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman of the Board and Chief Investment Officer of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman of the Board and Chief Investment Officer of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and

Name	Principal Occupation

Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree AIF Investments, L.P.

The general partner and limited partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

Oaktree Fund GP III, L.P.

The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.

Oaktree Fund GP AIF, LLC

The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.

Oaktree Fund AIF Series, L.P.

The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.

OCM Principal Opportunities Fund IV AIF (Delaware), L.P.

The general partner of OCM Principal Opportunities Fund IV AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.

OCM/GAP Holdings IV, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

David Quick	Director and Secretary

OCM POF IV AIF GAP Holdings, L.P.

The general partner of OCM POF IV AIF GAP Holdings, L.P. is OCM/GAP Holdings IV, LLC

OCM PF/FF Radio Holdings PT, L.P.

The general partners of OCM PF/FF Radio Holdings PT, L.P. are Oaktree Fund AIF Series, L.P. - Series I and Oaktree Fund AIF Series, L.P. - Series D.

ANNEX B

FiveWire Media Ventures LLC

The name and principal occupation of each of the members of FiveWire Media Ventures LLC and its executive officers are listed below.

Name	Principal Occupation

Steven Price	Managing member and President of FiveWire and Chairman and Chief Executive Officer of the Issuer.

Stuart Rosenstein	Member of FiveWire and Executive Vice President and Chief Financial Officer of the Issuer.

Alex Berkett	Member of FiveWire.

Dhruv Prasad	Member of FiveWire and Executive Vice President of the Issuer.

Scott Schatz	Member of FiveWire and Senior Vice President of the Issuer.